Exhibit 99.1

XPENG Reports First Quarter 2024 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB41.40 billion (US$5.73 billion) as of March 31, 2024

•	Quarterly total revenues were RMB6.55 billion, a 49.8% decrease quarter-over-quarter

•	Quarterly gross margin was 12.9%, an increase of 6.7 percentage points quarter-over-quarter

GUANGZHOU, China, May 21, 2024 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended March 31, 2024.

Operational and Financial Highlights for the Three Months Ended March 31, 2024

	2024Q1	2023Q4	2023Q3	2023Q2	2023Q1	2022Q4
Total deliveries	21,821	60,158	40,008	23,205	18,230	22,204

•	Total deliveries of vehicles were 21,821 for the first quarter of 2024, representing an increase of 19.7% from 18,230 in the corresponding period of 2023.

•	XPENG’s physical sales network had a total of 574 stores, covering 178 cities as of March 31, 2024.

•	XPENG self-operated charging station network reached 1,171 stations, including 359 XPENG S4 ultra-fast charging station as of March 31, 2024.

•

Total revenues were RMB6.55 billion (US$0.91 billion) for the first quarter of 2024, representing an increase of 62.3% from the same period of 2023, and a decrease of 49.8% from the fourth quarter of 2023.

•

Revenues from vehicle sales were RMB5.54 billion (US$0.77 billion) for the first quarter of 2024, representing an increase of 57.8% from the same period of 2023, and a decrease of 54.7% from the fourth quarter of 2023.

•	Gross margin was 12.9% for the first quarter of 2024, compared with 1.7% for the same period of 2023 and 6.2% for the fourth quarter of 2023.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was 5.5% for the first quarter of 2024, compared with negative 2.5% for the same period of 2023 and 4.1% for the fourth quarter of 2023.

•

Net loss was RMB1.37 billion (US$0.19 billion) for the first quarter of 2024, compared with RMB2.34 billion for the same period of 2023 and RMB1.35 billion for the fourth quarter of 2023. Excluding share-based compensation expenses, fair value gain on derivative liability and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB1.41 billion (US$0.20 billion) for the first quarter of 2024, compared with RMB2.21 billion for the same period of 2023 and RMB1.77 billion for the fourth quarter of 2023.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.37 billion (US$0.19 billion) for the first quarter of 2024, compared with RMB2.34 billion for the same period of 2023 and RMB1.35 billion for the fourth quarter of 2023. Excluding share-based compensation expenses, fair value gain on derivative liability and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB1.41 billion (US$0.20 billion) for the first quarter of 2024, compared with RMB2.21 billion for the same period of 2023 and RMB1.77 billion for the fourth quarter of 2023.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.45 (US$0.20) and basic and diluted net loss per ordinary share were both RMB0.73 (US$0.10) for the first quarter of 2024. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB1.49 (US$0.21) and non-GAAP basic and diluted net loss per ordinary share were both RMB0.75 (US$0.10) for the first quarter of 2024.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB41.40 billion (US$5.73 billion) as of March 31, 2024, compared with RMB45.70 billion as of December 31, 2023. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	March 31,	December 31,	March 31,
	2024	2023	2023	YoY	QoQ
Vehicle sales	5.54	12.23	3.51	57.8%	-54.7%
Vehicle margin	5.5%	4.1%	-2.5%	8.0pts	1.4pts
Total revenues	6.55	13.05	4.03	62.3%	-49.8%
Gross profit	0.84	0.81	0.07	1,158.7%	4.2%
Gross margin	12.9%	6.2%	1.7%	11.2pts	6.7pts
Net loss	1.37	1.35	2.34	-41.5%	1.5%
Non-GAAP net loss	1.41	1.77	2.21	-36.3%	-20.5%
Net loss attributable to ordinary shareholders	1.37	1.35	2.34	-41.5%	1.5%
Non-GAAP net loss attributable to ordinary shareholders	1.41	1.77	2.21	-36.3%	-20.5%
Comprehensive loss attributable to ordinary shareholders	1.34	1.57	2.58	-48.0%	-14.6%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“XPENG took the lead in the mass production and application of AI-based large models within the China automobile industry. We are confident that we can launch competitive models globally in a more efficient manner and thus spearhead the widespread adoption of AI-powered smart cars,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “Through our strategic partnership with the Volkswagen Group, XPENG is at the forefront of monetizing in-house developed smart technologies as a technology enabler. Our industry-leading technologies are expected to gain greater market influence and yield better financial returns.”

“Despite fierce market competition, the Company’s gross profit margin saw a substantial increase to 12.9% in the first quarter of 2024,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “This signifies that XPENG, based on its smart EV business, has developed a unique approach to lift its profitability and international market potential by providing smart technologies.”

Recent Developments

Deliveries in April 2024

•	Total deliveries were 9,393 vehicles in April 2024.

•	As of April 30, 2024, year-to-date total deliveries were 31,214 vehicles.

Entry into the Framework Agreement on E/E Architecture Technical Collaboration with the Volkswagen Group

On April 17, 2024, XPENG and the Volkswagen Group announced entry into a framework agreement on technical collaboration with respect to Electrical/Electronic architecture (“E/E Architecture”). For details, please refer to the announcement of the Company dated April 17, 2024.

OTA release of XOS 5.1.0

On May 20, 2024, XPENG released its XOS 5.1.0 to XPENG users via the Over-the-Air (“OTA”) update. The XOS 5.1.0 integrated AI-powered smart cabin functions and XNGP ADAS technologies, including AI Valet Driver and XPlanner with neural network-based planning and control large model.

Unaudited Financial Results for the Three Months Ended March 31, 2024

Total revenues were RMB6.55 billion (US$0.91 billion) for the first quarter of 2024, representing an increase of 62.3% from RMB4.03 billion for the same period of 2023 and a decrease of 49.8% from RMB13.05 billion for the fourth quarter of 2023.

Revenues from vehicle sales were RMB5.54 billion (US$0.77 billion) for the first quarter of 2024, representing an increase of 57.8% from RMB3.51 billion for the same period of 2023, and a decrease of 54.7% from RMB12.23 billion for the fourth quarter of 2023. The year-over-year increase was mainly attributable to higher deliveries, particularly the model X9 in the first quarter of 2024. The quarter-over-quarter decrease was mainly attributable to lower deliveries of the G6 and the 2024 G9, compounded by seasonal impact, partially offset by contribution of the X9.

Revenues from services and others were RMB1.00 billion (US$0.14 billion) for the first quarter of 2024, representing an increase of 93.1% from RMB0.52 billion for the same period of 2023 and an increase of 22.1% from RMB0.82 billion for the fourth quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly attributable to the revenue from technical research and development service recorded in the first quarter of 2024, which is related to the platform and software strategic technical collaboration with the Volkswagen Group.

Cost of sales was RMB5.70 billion (US$0.79 billion) for the first quarter of 2024, representing an increase of 43.8% from RMB3.97 billion for the same period of 2023 and a decrease of 53.4% from RMB12.24 billion for the fourth quarter of 2023. The year-over-year increase and quarter-over-quarter decrease were mainly in line with vehicle deliveries as described above, respectively.

Gross margin was 12.9% for the first quarter of 2024, compared with 1.7% for the same period of 2023 and 6.2% for the fourth quarter of 2023.

Vehicle margin was 5.5% for the first quarter of 2024, compared with negative 2.5% for the same period of 2023 and 4.1% for the fourth quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily attributable to the cost reduction and the improvement in product mix of models, partially offset by the inventory provision and losses on purchase commitment related to the model P5, with a negative impact of 3.2 percentage points on vehicle margin for this quarter, as management lowered the P5’s forecasted sales due to expected stronger market demands for upcoming new vehicle models.

Services and others margin was 53.9% for the first quarter of 2024, compared with 29.6% for the same period of 2023 and 38.2% for the fourth quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily attributable to the higher gross margin from the aforementioned revenue from technical research and development service.

Research and development expenses were RMB1.35 billion (US$0.19 billion) for the first quarter of 2024, representing an increase of 4.2% from RMB1.30 billion for the same period of 2023 and an increase of 3.3% from RMB1.31 billion for the fourth quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses were RMB1.39 billion (US$0.19 billion) for the first quarter of 2024, representing an increase of 0.1% from RMB1.39 billion for the same period of 2023 and a decrease of 28.3% from RMB1.94 billion for the fourth quarter of 2023. The quarter-over-quarter decrease was mainly due to lower commission to the franchised stores and lower marketing, promotional and advertising expenses.

Other income, net was RMB0.07 billion (US$0.01 billion) for the first quarter of 2024, representing an increase of 146.3% from RMB0.03 billion for the same period of 2023 and a decrease of 79.0% from RMB0.35 billion for the fourth quarter of 2023. The quarter-over-quarter decrease was primarily attributable to the decrease of government subsidies.

Fair value gain on derivative liability relating to the contingent consideration was RMB0.18 billion (US$0.02 billion) for the first quarter of 2024, compared with RMB0.03 billion for the fourth quarter of 2023. This non-cash gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Loss from operations was RMB1.65 billion (US$0.23 billion) for the first quarter of 2024, compared with RMB2.59 billion for the same period of 2023 and RMB2.05 billion for the fourth quarter of 2023.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB1.69 billion (US$0.23 billion) for the first quarter of 2024, compared with RMB2.46 billion for the same period of 2023 and RMB1.92 billion for the fourth quarter of 2023.

Net loss was RMB1.37 billion (US$0.19 billion) for the first quarter of 2024, compared with RMB2.34 billion for the same period of 2023 and RMB1.35 billion for the fourth quarter of 2023.

Non-GAAP net loss, which excludes share-based compensation expenses, fair value gain on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB1.41 billion (US$0.20 billion) for the first quarter of 2024, compared with RMB2.21 billion for the same period of 2023 and RMB1.77 billion for the fourth quarter of 2023.

Net loss attributable to ordinary shareholders of XPENG was RMB1.37 billion (US$0.19 billion) for the first quarter of 2024, compared with RMB2.34 billion for the same period of 2023 and RMB1.35 billion for the fourth quarter of 2023.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, fair value gain on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB1.41 billion (US$0.20 billion) for the first quarter of 2024, compared with RMB2.21 billion for the same period of 2023 and RMB1.77 billion for the fourth quarter of 2023.

Basic and diluted net loss per ADS were both RMB1.45 (US$0.20) for the first quarter of 2024, compared with RMB2.71 for the first quarter of 2023 and RMB1.51 for the fourth quarter of 2023.

Non-GAAP basic and diluted net loss per ADS were both RMB1.49 (US$0.21) for the first quarter of 2024, compared with RMB2.57 for the first quarter of 2023 and RMB1.98 for the fourth quarter of 2023.

Balance Sheets

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB41.40 billion (US$5.73 billion), compared with RMB34.12 billion as of March 31, 2023 and RMB45.70 billion as of December 31, 2023.

Business Outlook

For the second quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 29,000 and 32,000, representing a year-over-year increase of approximately 25.0% to 37.9%.

•	Total revenues to be between RMB7.5 billion and RMB8.3 billion, representing a year-over- year increase of approximately 48.1% to 63.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 21, 2024 (8:00 PM Beijing/Hong Kong Time on May 21, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:     XPENG First Quarter 2024 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10038698-t61b9s.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until May 28, 2024, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10038698

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	21,127,163	14,543,226	2,014,214
Restricted cash	3,174,886	3,059,545	423,742
Short-term deposits	9,756,979	11,640,303	1,612,163
Restricted short-term deposits	—	450,863	62,444
Short-term investments	781,216	684,038	94,738
Long-term deposits, current portion	7,054,915	6,755,728	935,658
Accounts and notes receivable, net	2,716,216	2,027,706	280,834
Installment payment receivables, net, current portion	1,881,755	1,966,401	272,343
Inventory	5,526,212	6,140,623	850,466
Amounts due from related parties	12,948	20,879	2,892
Prepayments and other current assets	2,489,339	2,988,260	413,867

Total current assets	54,521,629	50,277,572	6,963,361

Non-current assets
Long-term deposits	3,035,426	3,495,221	484,083
Restricted long-term deposits	767,899	773,675	107,153
Property, plant and equipment, net	10,954,485	10,690,749	1,480,652
Right-of-use assets, net	1,455,865	1,308,344	181,204
Intangible assets, net	4,948,992	4,832,587	669,306
Land use rights, net	2,789,367	2,776,898	384,596
Installment payment receivables, net	3,027,795	3,092,606	428,321
Long-term investments	2,084,933	2,062,585	285,665
Other non-current assets	576,150	585,156	81,043

Total non-current assets	29,640,912	29,617,821	4,102,023

Total assets	84,162,541	79,895,393	11,065,384

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	3,889,100	4,224,200	585,045
Accounts and notes payable	22,210,431	20,024,354	2,773,341
Amounts due to related parties	30,880	—	—
Operating lease liabilities, current portion	365,999	330,770	45,811
Finance lease liabilities, current portion	34,382	34,629	4,796
Deferred revenue, current portion	630,997	556,077	77,016
Long-term borrowings, current portion	1,363,835	1,958,697	271,276
Accruals and other liabilities	7,580,195	6,359,391	880,765
Income taxes payable	5,743	6,737	933

Total current liabilities	36,111,562	33,494,855	4,638,983

Non-current liabilities
Long-term borrowings	5,650,782	5,432,906	752,449
Operating lease liabilities	1,490,882	1,386,830	192,074
Finance lease liabilities	777,697	787,263	109,035
Deferred revenue	668,946	676,599	93,708
Derivative liability	393,473	224,896	31,148
Deferred tax liabilities	404,018	403,065	55,824
Other non-current liabilities	2,336,654	2,366,947	327,818

Total non-current liabilities	11,722,452	11,278,506	1,562,056

Total liabilities	47,834,014	44,773,361	6,201,039

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	103	103	14
Class B Ordinary shares	21	21	3
Additional paid-in capital	70,198,031	70,332,742	9,740,972
Statutory and other reserves	60,035	67,812	9,392
Accumulated deficit	(35,760,301)	(37,135,968)	(5,143,272)
Accumulated other comprehensive income	1,830,638	1,857,322	257,236

Total shareholders’ equity	36,328,527	35,122,032	4,864,345

Total liabilities and shareholders’ equity	84,162,541	79,895,393	11,065,384

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	3,513,767	12,228,314	5,544,396	767,890
Services and others	519,653	822,116	1,003,700	139,011

Total revenues	4,033,420	13,050,430	6,548,096	906,901

Cost of sales
Vehicle sales	(3,600,529)	(11,732,955)	(5,242,040)	(726,014)
Services and others	(365,859)	(508,003)	(462,303)	(64,028)

Total cost of sales	(3,966,388)	(12,240,958)	(5,704,343)	(790,042)

Gross profit	67,032	809,472	843,753	116,859

Operating expenses
Research and development expenses	(1,295,854)	(1,307,745)	(1,350,448)	(187,035)
Selling, general and administrative expenses	(1,386,620)	(1,936,503)	(1,388,447)	(192,298)

Total operating expenses	(2,682,474)	(3,244,248)	(2,738,895)	(379,333)

Other income, net	30,065	352,391	74,040	10,254
Fair value gain on derivative liability relating to the contingent consideration	—	29,339	175,131	24,255

Loss from operations	(2,585,377)	(2,053,046)	(1,645,971)	(227,965)

Interest income	299,741	342,780	398,645	55,212
Interest expense	(62,667)	(73,225)	(85,121)	(11,789)
Fair value gain on derivative liability	—	561,415	—	—
Investment gain (loss) on long-term investments	8,440	(185,318)	(19,456)	(2,695)
Exchange gain (loss) from foreign currency transactions	2,083	46,362	(12,915)	(1,789)
Other non-operating income, net	6,002	27,364	4,092	567

Loss before income tax expenses and share of results of equity method investees	(2,331,778)	(1,333,668)	(1,360,726)	(188,459)

Income tax expenses	(6,157)	(21,754)	(1,060)	(147)
Share of results of equity method investees	977	7,807	(6,104)	(845)

Net loss	(2,336,958)	(1,347,615)	(1,367,890)	(189,451)

Net loss attributable to ordinary shareholders of XPeng Inc.	(2,336,958)	(1,347,615)	(1,367,890)	(189,451)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Net loss	(2,336,958)	(1,347,615)	(1,367,890)	(189,451)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(243,953)	(222,618)	26,684	3,696

Total comprehensive loss attributable to XPeng Inc.	(2,580,911)	(1,570,233)	(1,341,206)	(185,755)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(2,580,911)	(1,570,233)	(1,341,206)	(185,755)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,722,080,453	1,787,655,242	1,885,395,377	1,885,395,377
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(1.36)	(0.75)	(0.73)	(0.10)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	861,040,227	893,827,621	942,697,689	942,697,689
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.71)	(1.51)	(1.45)	(0.20)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Loss from operations	(2,585,377)	(2,053,046)	(1,645,971)	(227,965)
Fair value gain on derivative liability relating to the contingent consideration	—	(29,339)	(175,131)	(24,255)
Share-based compensation expenses	124,638	167,036	134,711	18,657

Non-GAAP loss from operations	(2,460,739)	(1,915,349)	(1,686,391)	(233,563)

Net loss	(2,336,958)	(1,347,615)	(1,367,890)	(189,451)
Fair value gain on derivative liability relating to the contingent consideration	—	(29,339)	(175,131)	(24,255)
Fair value gain on derivative liability	—	(561,415)	—	—
Share-based compensation expenses	124,638	167,036	134,711	18,657

Non-GAAP net loss	(2,212,320)	(1,771,333)	(1,408,310)	(195,049)

Net loss attributable to ordinary shareholders	(2,336,958)	(1,347,615)	(1,367,890)	(189,451)
Fair value gain on derivative liability relating to the contingent consideration	—	(29,339)	(175,131)	(24,255)
Fair value gain on derivative liability	—	(561,415)	—	—
Share-based compensation expenses	124,638	167,036	134,711	18,657

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,212,320)	(1,771,333)	(1,408,310)	(195,049)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,722,080,453	1,787,655,242	1,885,395,377	1,885,395,377
Non-GAAP net loss per ordinary share
Basic and diluted	(1.28)	(0.99)	(0.75)	(0.10)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	861,040,227	893,827,621	942,697,689	942,697,689
Non-GAAP net loss per ADS
Basic and diluted	(2.57)	(1.98)	(1.49)	(0.21)